UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         November, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: November 12, 2004                    By:____"Sandra J. Hall"____ ______
      Sandra J. Hall,
                              President, Secretary & Director

Consolidated Financial Statements
First Quarter
September 30, 2004
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the unaudited interim Consolidated Balance Sheet as at September 30, 2004, Consolidated Statements of Income and Deficit and Consolidated Statements of Cash Flows for the three months ended September 30, 2004. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6
1-866-230-3305 www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30, 2004	June 30, 2004
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$742,216	$600,313
Marketable securities	521,039	521,039
Receivables	6,685,959	7,690,129
Inventories	482,221	466,969
Unbilled revenue	1,383,007	1,941,548
Due from co-venturer	1,330,247	923,168
Prepaid expenses	62,440	700,851
Investment	3,262,996	3,365,000
Total current assets	14,470,125	16,209,017

Oil and gas interests (net of accumulated
depletion)	3,769,450	3,750,817
Capital assets (net of accumulated
depreciation and amortization)	3,214,071	3,272,538
Investment	-	-
Future income tax asset	30,224	30,224

	$21,483,870	$23,262,596

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$1,239,831	$2,213,010
Accounts payable and accrued liabilities	4,178,957	4,368,412
Due to shareholder (Note 3a)	42,000	42,000
Current portion of long-term debt	226,499	226,499
Deferred revenue	7,919	351,782
Future income tax liability	276,648	276,648
Oakwell claim	7,574,558	7,915,681
Total current liabilities	13,546,412	15,394,032

Long-term debt	493,569	542,109
Future income tax liability	25,617	25,617
Site Restoration	137,290	135,819
Total liabilities	14,202,888	16,097,577

Minority interest	101,906	75,141

Shareholders' equity
Capital stock (Note 4)	43,339,132	43,339,132
Deficit	(36,160,056)	(36,249,254)
Total shareholders' equity	$7,179,076	$7,089,878

	$21,483,870	$23,262,596

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Income and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the three
	month period
	ending September 30
	2004	2003

Sales	$7,059,125	$6,952,262
Cost of sales (including
depreciation and depletion of
$189,549; 2003 - $160,352)	6,047,030	5,956,197
Gross profit	1,012,095	996,065

Administrative expenses	1,278,128	884,664
Amortization of capital assets	34,578	33,661
Interest	23,309	22,995
Interest on long-term debt	12,258	13,209
	1,348,273	954,529
Income (loss) before the following	(336,178)	41,536

Oakwell claim	341,123	-
Other income	111,018	133,538

Net income before tax and minority interest	$115,963	$175,074

Income taxes
Future (net of valuation provision)	-	66,528
Utilization of loss carryforwards	-	(66,528)
-		-

Net income before minority interest	$115,963	$175,074

Minority interest	26,765	-

Net income	$89,198	$175,074

Deficit, beginning of period	(36,249,254)	(32,085,526)
Deficit, end of period	($36,160,056)	($31,910,452)

Net income per Common Share
Net income per share	$0.02	$0.04
Weighted average common shares
outstanding (thousands)	4,059	4,059

Fully Diluted net income per Common Share
Net income per share	$0.02	$0.04

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the three month period
	ending September 30
	2004	2003

Cash provided by (used in)

Operating activities
Net income	$89,198	$175,074
Adjustments to reconcile net income to
net cash provided by operating activities
Amortization and depletion	224,127	194,013
Oakwell claim	(341,123)	-
Unrealized foreign exchange loss on investment	102,004	-
Minority Interest	26,765
Gain on sale of marketable securities	-	(14,628)
	100,971	354,459
Net change in non-cash working capital
Receivables	1,004,170	1,530,845
Inventories and unbilled revenue	543,289	1,724,425
Prepaid expenses	638,411	6,105
Accounts payable and accrued liabilities	(189,455)	(2,686,635)
Deferred revenue	(343,863)	(57,970)
	1,753,523	871,229

Financing activities
Bank indebtedness	(973,179)	(747,014)
Repayment of long term debt	(48,540)	(46,212)
Repayment to shareholders	-	(247,743)
	(1,021,719)	(1,040,969)

Investing activities
Purchase of capital assets	(22,076)	(36,108)
Oil and gas interests	(160,746)	(627,975)
Due from co-venturer	(407,079)	(99,053)
Marketable securities	-	(203,107)
	(589,901)	(966,243)

Increase (decrease) in cash	141,903	(1,135,983)
Cash, beginning of period	600,313	6,729,283
Cash, end of period	$742,216	$5,593,300

Cash, end of period consists of:
Cash	$742,216	$2,798,875
Money market funds	-	$2,794,425

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2004
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2004. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2004. The unaudited consolidated financial results for the three month period ending September 30, 2004 and 2003 include the accounts of the Company and its wholly owned subsidiaries M&M Engineering Limited ("M&M") and its wholly owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited, it’s partnership Liannu LLP ("Liannu") and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. Minority interest represents the net residual interest in the equity of the partnership that belongs to the Company’s other partners in Liannu. Operating results for the three months ended September 30, 2004 are not indicative of the results that may be expected for the full year ending June 30, 2005.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 21 of the Company’s Audited Annual Financial Statements). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.	Segmented information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the three month periods ending September 30, 2004 and September 30, 2003 are presented in the Consolidated Statements of Segmented Information below:

For the three months ending September 30, 2004

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	6,895,715	163,410	-	7,059,125
Interest expense	35,317	-	250	35,567
Amortization and depletion	80,543	143,584	-	224,127
Net earnings (loss)	302,933	19,826	(233,561)	89,198
Capital assets and
oil and gas interests	3,214,071	3,769,450	-	6,983,521

For the three months ending September 30, 2003

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	6,820,024	132,238	-	6,952,262
Interest expense	35,691	-	513	36,204
Amortization and depletion	83,048	110,965	-	194,013
Net earnings (loss)	360,450	(68,543)	(116,833)	175,074
Capital assets and
oil and gas interests	3,150,253	3,150,253	-	6,300,506

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2004
(Expressed in Canadian Dollars)

3.	Related Party Transactions

a)	At June 30, 2004 a director of the Company was awarded $42,000 as compensation.

b)	During the three month period ending September 30, 2003 a director of the Company was paid US$5,000 (approximately Cdn$4,000) under a nine month consulting agreement that commenced September 1, 2003.

c)	During the three month period ending September 30, 2003 the Company repaid $247,743 to a shareholder and a director of the Company.

d)	Included in accounts receivable at September 30, 2004 are advances due from an officer of the Company’s subsidiary in the amount of $4,623 (2003 - $10,588).

These transactions were in the normal course of business and were measured at the exchange amount.

2.	Share Capital
(a)	Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
	#	Consideration
Balance, as at June 30, 2004	4,059,009	$43,339,132

Balance, as at September 30, 2004	4,059,009	$43,339,132

(b)	Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2004	2003
Price	Date	#	#
US$ 1.80	December 31, 2004	533,332	533,332
		533,332	533,332

(c)	There were no Common share purchase options outstanding at September 30, 2004 and 2003.